02012926

P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Certified as a true and correct copy

C.B.A.Cormick
Company Secretary

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

F:\emigue\stockexchange\6k

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 619097

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest UBS Asset Management Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NO LONGER A NOTIFIABLE INTEREST OF COMPANY IN (2) ABOVE AND ITS SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letters

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES	22 Jan 2002	31 Jan 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
23,259,331	3.93%

14. Any additional information	15. Name of contact and telephone number for queries
	Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7535 8133)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 31 Jan 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Our ref JDA/DOT

phillips & drew

21 Lombard Street
London EC3V 9AH

Tel +44 (0)20 7901 5050
Fax +44 (0)20 7929 0487
www.phillipsdrew.com

Direct telephone
+44 (0)20 7901 5079

Direct fax
+44 (0)20 7901 5228

E-mail
David.oakton

Company Secretary
The Rank Group
6 Connaught Place
London
W2 2EL

28 January 2002

Dear Sir

Re: S.198 Companies Act 1985: as amended by The Disclosure of the Interest in Shares (Amendment) Regulations 1993

I refer to my letter informing you that UBS Asset Management Limited, Phillips & Drew Life Limited, UBS Asset Management International Limited and their holding company UBS Asset Management Holding (No.2) Limited, (which is also treated as having an interest in the above shares) had a notifiable interest in the Company. UBS Asset Management Limited, Phillips & Drew Life Limited, UBS Asset Management International Limited and UBS Asset Management Holding (No.2) Limited wish to inform you that they no longer have a notifiable interest in the ord 25p shares of the Company.

Yours faithfully

David Oakton
Legal & Compliance

UBS

21 Lombard Street
London, EC3V 9AH
Tel. +44-(0)20-7901 5000

Legal and Compliance

Julie Rorke
Tel. +44-(0)20-7901 1531
Fax +44-(0)20-7901 5228
julie.rorke@ubs.com

www.ubs.com

Strictly private and confidential
Kate Ellis-Jones
Investor Relations Director
Rank Group Plc
6 Connaught Place
London W2 2EZ

23 January, 2002
Your ref:
Our ref:

Dear Ms Ellis-Jones

Disclosure of interest

I can confirm at the close of business 22 January 2002 UBS Asset Management Limited has an interest in 23,259,331 shares (3.93%) ordinary shares. UBS Asset Management Limited shares are held on behalf of various clients.

Should you require any further information please do not hesitate to contact me.

Yours faithfully,

J Rorke.

Julie Rorke

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 31 January 2002

By: ______________________

Name: C B A Cormick

Title: Company Secretary